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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                    WASHINGTON, DC 20549                                                 OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:    September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or type responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 Stanton           John            W.          Western Wireless Corporation (WWCA)              to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director       X  10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
       Western Wireless Corporation               Number of Reporting        Month/Year          X  Officer           Other (specify
      3650 131st Avenue SE, Ste. 400              Person (Voluntary)         11/1999            ----              --- below)
--------------------------------------------                              -------------------   (give title below)
                  (Street)                                                5. If Amendment,      Chairman, Chief Executive Officer
 Bellevue          WA             98006                                      Date of Original   ------------------------------------
--------------------------------------------                                 (Month/Year)
    (City)        (State)           (Zip)                                 7. Individual or Joint/Group Filing
                                                                          -------------------   (check applicable line)
USA                                                                                              X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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Class A Common Stock           11/15/1999   S           111,667.00   D      $54.0697                (1)        D
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Class A Common Stock           11/15/1999   C            62,106.00   A                                         D
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Class A Common Stock           11/15/1999   S            62,106.00   D      $54.0697        58,833.00          D
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Class A Common Stock           11/15/1999   M            10,000.00   A       $8.125                            I        By Spouse
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Class A Common Stock           11/15/1999   M            86,800.00   A       $4.527                            I        By Spouse
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Class A Common Stock           11/15/1999   S           226,227.00   D      $54.0697                           I        By Spouse
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Class A Common Stock           11/15/1999   M           129,427.00   A       $5.279              0.00          I        By Spouse
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.       Page 1 of 2 (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7/96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     Underlying            of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title   Amount or
                                                                               Exer-   tion               Number of
                                                                               cisable Date               Shares
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Class B Common Stock            n/a     11/15/1999   M             62,106.00   Immed.  n/a     Class A Common
                                                                                               Stock(2)    62,106.00
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Class B Common Stock            n/a                                                    n/a     Class A Common
                                                                                               Stock(2)
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Class B Common Stock           n/a                                                     n/a     Class A Common
                                                                                               Stock(2)
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Class B Common Stock           n/a                                                     n/a     Class A Common
                                                                                               Stock(2)
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Stock Option-Right to Buy    $4.527     11/15/1999   M             86,800.00   Immed. 12/31/04 Class A Common
                                                                                               Stock       86,800.00     $4.527
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Stock Option-Right to Buy    $5.279     11/15/1999   M            129,427.00   Immed.  7/29/05 Class A Common
                                                                                               Stock      129,427.00     $5.279
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Stock Option-Right to Buy    $6.125                                            (4)     1/1/08  Class A Common
                                                                                               Stock
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Stock Option-Right to Buy    $8.125     11/15/1999   M             10,000.00   Immed.  1/1/08  Class A Common
                                                                                               Stock       10,000.00     $8.125
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                               3,025,668.00(3)             D                 By Stanton & Gillespie TIC
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                               1,686,069.00(3)             I                 By PN Cellular, Inc.
-------------------------------------------------------------------------------------------------------
                               1,274,519.00(3)             I                 By Stanton Communications
                                                                             Corp
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                                  64,437.00(3)             I                 By Family Trust
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                                       0.00                I                 By Spouse
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                                       0.00                I                 By Spouse
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                                   1,052.00                D
-------------------------------------------------------------------------------------------------------
                                  64,155.00                I                 By Spouse
-------------------------------------------------------------------------------------------------------
Explanation of Responses:
1. 45,000 shares held by reporting person and 13,333 shares held by spouse, Theresa E. Gillespie, both pursuant to Restricted Stock
Award.
2. Shares of Class B Common Stock are convertible, subject to the Issuer's charter, into Class A Common Stock, which has been registered under Section 12 of the Securities Exchange Act of 1934, as amended.
3. Pursuant to the Company's 3.1 to 1 stock split effective May 14, 1996.
4. Option vests in three equal annual increments beginning on 1/1/00.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  /s/ John W. Stanton                12/9/99
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
  If space is insufficient, see Instruction 6 for procedure.                      **Signature of Reporting Person    Date


Potential persons who are to respond to the collection of information                                                    Page 2 of 2
contained in this form are not required to respond unless the form                                                   SEC 1474 (7/96)
displays a currently valid OMB Number.

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